UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15	OMB APPROVAL
OMB Number: 3235-0167
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-16467
Rancon Realty Fund V, a California limited partnership
(Exact name of registrant as specified in its charter)
400 South El Camino Real, San Mateo, California 94402-1708	(650) 343-9300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Units of Limited Partnership Interest
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Rancon Realty Fund V, a California limited partnership, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: August 13, 2015	RANCON REALTY FUND V, A California Limited Partnership

Rancon Financial Corporation,
General Partner

By:	/s/ Daniel L. Stephenson
Daniel L. Stephenson Chairman

/s/ Daniel L. Stephenson
Daniel L. Stephenson General Partner